Via Facsimile and U.S. Mail
Mail Stop 6010

February 7, 2007

Mr. G. Patrick Corydon
Senior Vice President and
Chief Financial Officer
Baldwin & Lyons, Inc.
1099 North Meridian Street
Indianapolis, IN 46204

Re: Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 15, 2006
File No. 000-05534

Dear Mr. Corydon,

    We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant